

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 10, 2007

David Devault
Executive Vice President, Secretary, Treasurer and
Chief Financial Officer
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891

> **Re:** **Washington Trust Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 0-13091**

Dear Mr. Devault:

   We have reviewed the responses in your letter filed on June 22, 2007 and have the following additional comment.

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Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Consolidated Statements of Cash Flows, page 5

1.   We have reviewed your response to comment four of our letter dated June 12, 2007. We note you classified cash flows related to earn out payments as financing activities, while paragraphs 28 and 17 of SFAS 141 and SFAS 95, respectively, require these payments to be classified as investing activities. We also note the reasons for your belief that the difference in classification category would not have adversely influenced an investor's investment decision. Please provide us with the following additional information:

- tell us why you believe it is appropriate to compare the misclassified amounts solely to gross, rather than gross <u>and</u> net cash flows; and

- if you continue to believe that this would not result in a material change to your Statement of Cash Flows, provide us with a more comprehensive analysis of the impact, including the applicable net cash flows, and qualitative factors considered.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant